[redacted]

08028124

SEC Mail Processing Section

FEB 28 2008

Washington, DC 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANNA Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7630 Little River Turnpike, Suite 115
(No. and Street)

Annandale	VA	22003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Smith (703) 914-9555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirwan & Co., P.C.
(Name – *if individual, state last, first, middle name*)

450 W. Broad Street	Falls Church	VA	22046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard E. Smith, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANNA Financial Services Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH F. POMAGER NOTARY PUBLIC MY COMMISSION EXPIRES 4/31/09 COMMONWEALTH OF VIRGINIA

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANNA FINANCIAL SERVICE CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

KIRWAN AND CO., P. C.
A Professional Corporation
Certified Public Accountants
450 W. Broad Street
Suite 400
Falls Church, Virginia 22046-3331
(703) 532-3100

Independent Auditors' Report

Board of Directors
Manna Financial Services Corporation

We have audited the accompanying balance sheets of Manna Financial Service Corporation, a District of Columbia corporation, as of December 31, 2007 and 2006, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manna Financial Services Corporation, as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirwan and Co., P.C

Falls Church, Virginia
February 19, 2008

Manna Financial Services Corporation
BALANCE SHEETS
December 31, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 131,243	$ 158,324
Temporary marketable securities	55,766	53,760
Accounts Receivable		
Commissions	12,315	18,372
Other	4,834	4,834
Prepaid Expenses	3,252	3,252
Total Current Assets	207,410	238,542
INVESTMENTS		
NASDAQ Stock at Market (Note 6)	197,960	123,160
FIXED ASSETS		
Furniture and Fixtures	85,137	85,137
Less Accumulated Depreciation	85,137	85,137
	---	---
	$ 405,370	$361,702

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts Payable	$ 1,764	$ 262
Commissions Payable	10,044	12,565
Total Current Liabilities	11,808	12,827
COMMITMENTS (NOTE 4)	---	---

STOCKHOLDERS' EQUITY

	2007	2006
Common Stock, $2 par value, authorized 25,000 shares: issued and outstanding 13,443 shares	26,887	26,887
Additional paid-in capital	106,871	106,871
Retained Earnings	259,804	215,117
	393,562	348,875
	$ 405,370	$ 361,702

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF INCOME
Years Ended December 31, 2007 and 2006

	2007	2006
INCOME		
Dealer Concessions Received - Security Transactions	$ 131,422	$ 96,802
Commissions Received - Mutual Funds and Tax Advantaged Investments	148,130	143,937
Interest	7,729	7,814
Advisory Fees and Other	151,226	145,978
	438,507	394,531
Less: Direct Expenses – Commissions	198,292	181,070
GROSS PROFIT	240,215	213,461
OPERATING EXPENSES		
Advertising	9,114	8,625
Professional	7,600	7,200
Computer and Copier	9,554	5,093
Exchange and Regulatory Fees and Charges	500	711
Federal and State Licenses and Fees	6,485	6,573
Insurance	19,456	18,721
Unrealized Gain/Loss on Investments	(74,800)	17,560
Miscellaneous	2,556	3,825
Taxes	18,995	16,180
Delivery	1,018	893
Printing, Stationery and Office	2,382	1,225
Publications and Subscriptions	3,373	3,117
Quotation and Wire Service	12,150	9,146
Rent	49,089	48,505
Salaries	110,347	109,342
Telephone	6,545	4,130
Sar/sep	11,164	---
	195,528	260,846
NET INCOME (LOSS) BEFORE INCOME TAXES	44,687	(47,385)
INCOME TAXES (EXPENSE) BENEFIT	---	---
NET INCOME (LOSS)	$ 44,687	$ (47,385)

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2006	$26,887	$106,871	$ 262,502	$ 396,260
Net Loss	---	---	(47,385)	(47,385)
Balance, December 31, 2006	26,887	106,871	215,117	348,875
Net Income	---	---	44,687	44,687
Balance, December 31, 2007	$26,887	$106,871	$ 259,804	$393,562

See accompanying notes to financial statements.

Manna Financial Services Corporation
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
NET (INCOME) LOSS	$ 44,687	$(47,385)
Adjustment to reconcile net income (loss) to net cash used in operating activities		
Unrealized Gain/Loss on Investments	(74,800)	17,560
Changes in:		
Accounts receivable – Commissions	6,058	(14,425)
Accounts receivable - Other	---	---
Trade accounts payable	1,502	(452)
Commissions payable	(2,521)	(3,781)
Net cash used in operating activities	(25,074)	(48,483)
Cash flows from investing activities:		
Temporary marketable securities invested in	(2,007)	(2,070)
Net cash provided by (used in) investing activities	(2,007)	(2,070)
Net increase (decrease) in cash	(27,081)	(50,553)
Cash, beginning	158,324	208,877
Cash, ending	$ 131,243	$ 158,324

Interest paid in 2006 was $0.00 and $0.00 in 2007. Income taxes paid in 2006 were $0.00 and $0.00 in 2007.

See accompanying notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Manna operates as a fully disclosed broker. It does not clear any transactions or carry customer accounts. Its primary sources of income are commissions received from transactions made through other dealer and fees collected as consultants and advisory under the Registered Investment Advisory Act. Manna is a wholly owned subsidiary of Manna Equities, Inc. There are no significant related company transactions. Manna is a member of the National Association of Security Dealers. Quarterly and annual fees are paid to maintain this memberships.

Basis of Accounting
The financial statements are prepared on the accrual basis. The principal source of income is from commissions on security transactions. Income is earned when the trade has been consummated. Related commissions paid to register representatives are recorded as an expense against the income. Other costs of operations are expensed in the month to which the costs are incurred.

Property and Equipment
Furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is computed using various methods over estimated useful lives of five to seven years. Depreciation expense is $0 for 2007 and $0 for 2006.

Marketable Securities
Securities that the company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and recorded at amortized cost in investments.

Income Taxes
Manna files a consolidated tax return with the parent company. Taxes are computed on an individual company basis and payments consolidated when filed with the appropriate tax authorities.

Policy of Cash Equivalents
For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposits and all highly liquid debt instruments with maturities of less than three months.

1. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

There were no items of other comprehensive income in 2007 and 2006, and thus, net income is equal to comprehensive income for each of those years.

2. INSURANCE PROTECTION

Manna is a member of the Securities Insurance Protection Corporation, which insures against losses to the general public arising out of security dealers failing. For the years ended December 31, 2007 and 2006, Manna paid membership fees of $1,000 respectively.

3. CONCENTRATION OF CREDIT RISK

The company maintains its cash at one bank. The Federal Deposit Insurance Corporation insures accounts up to $100,000.

4. COMMITMENTS

The Company jointly and severally leases with another company office space in Fairfax, Virginia on a ten year operating lease terminating November 30, 2008. The company's portion of rent expense was $49,089 in 2007 and $48,505 in 2006.

Minimum future rental payments under the non-cancelable operating lease having a remaining term in excess of 1 year as of December 31, 2007 for the next year and in the aggregate are:

	Year ended December 31,	Amount
	2008	$ 73,700
Total minimum future rental payments		$ 73,700

5. INCOME TAXES

Components of the Company's income tax expense (benefit) are as follows:

	2007	2006
Current	$ ---	$ ---

The Company has adopted Statement if financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the Company uses the asset and liability method which recognizes the amount of current or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of the enacted tax laws.

The Company has available at December 31, 2007, unused operating loss carryforward, which may provide tax benefits, expiring as follows:

Year of expiration	Unused operating loss carry forward
2022	$ 36,395
2023	58,396
2024	27,115
2025	44,761
2026	30,182
	$ 196,849

6. MARKETING SECURITIES

Investments in securities are summarized as follows at December 31, 2007 and 2006:

2007	Cost	Gross Unrealized Gain/Loss	Fair Value
Held to maturity Securities:			
NASDAQ	$ 52,000	$ 74,800	$ 197,160
2006			
NASDAQ	$ 52,000	$ (17,560)	$ 123,160

Manna Financial Services Corporation
Net Capital and Cash Reserve Requirement
Schedule 1
December 31, 2007 and 2006

The Company files an annual 17A-5 Focus Report with the regulatory agencies. The net capital stated in that report for 2007 agrees with the supplemental reconciliation furnished with this report.

	2007	2006
Net capital per annual 17A-5 Focus Report	$ 328,355	$ 317,242
Net decrease in capital as booked	---	---
Net decrease in non-allowable assets	---	---
Net decrease in haircuts	---	---
Net capital per supplemental reconciliation	$ 328,355	$ 317,242

The Company is on a fully disclosed basis; therefore, no cash reserve requirements are needed to be met as required by Rule 17a-5 (D)(4) of the Securities and Exchange Commission.

See Accountant's Report

Manna Financial Services Corporation
COMPUTATION OF CAPITAL UNDER RULE 17a-5 OF THE SECURITIES
AND EXCHANGE COMMISSION
Schedule 2
December 31, 2007 and 2006

AGGREGATE INDEBTEDNESS

	2007	2006
Trade Accounts Payable	$ 1,764	$ 262
Commissions Payable	10,044	12,565
	$ 11,808	$ 12,827

NET CAPITAL

	2007	2006
Stockholder's Equity per Financial Statement	$ 393,562	$ 348,875
Less: Fixed Assets (Net)	---	---
Prepaid Expenses	---	---
Accounts Receivable-Other	4,834	4,834
Other non-qualifying assets	5,617	7,257
Haircut's on securities and money market funds	54,756	19,542
	65,207	31,633
	$ 328,355	$ 317,242

Ratio: Aggregate Indebtedness to Net Capital	.036 to 1	.040 to 1

See Accountant's Report.

Manna Financial Services Corporation
Statement of Exemption from the Computation of
Reserve Requirements and Information for Possession of
Control Requirements under Rule 15c3-3
December 31, 2007

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i) and k(2)(ii), Manna Financial Services Corporation is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

KIRWAN AND CO., P. C.
A Professional Corporation
Certified Public Accountants
450 W. Broad Street
Suite 400
Falls Church, Virginia 22046-3331
(703) 532-3100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 (g)(1)

Board of Directors
Manna Financial Services Corporation

In planning and performing our audit of the financial statements of Manna Financial Services Corporation as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures, for the purpose of expressing our opinion, for designing our auditing procedures, for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Manna Financial Services Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3. Because Manna Financial Services Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by Manna in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exist when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Falls Church, Virginia
February 19, 2008

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: MANNA FINANCIAL SERVICES CORP.

Address: 7630 Little River Tpke., Suite 115
Annandale, VA 22003

Telephone: 703-914-9555

SEC Registration Number: File # 8-10342

FINRA Registration Number: BD#00552

(ii) Accounting Firm

Name: KIRWIN & CO., P.C.

Address: 450 W. Broad St. #460
Falls Church, VA 22046

Telephone: 703-532-3100

Accountant's State Registration Number: 51874 7177

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	07

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

FINRA

DESIGNATION OF ACCOUNTANT

(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: MANNA FINANCIAL SERVICES CORP.

Address: 7630 Little River Tpke., Suite 115
Annandale, VA 22003

Telephone: 703-914-9555

SEC Registration Number: File # 8-10342

FINRA Registration Number: BD#00552

(ii) Accounting Firm

Name: KIRWIN & CO., P.C.

Address: 450 W. Broad St. #460
Falls Church, VA 22046

Telephone: 703-532-3100

Accountant's State Registration Number: 51874 7177

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	07

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: RICHARD E. SMITH

(By Firm's FINOP or President)

Title: PRESIDENT Date:

END